U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On May 21, 2020, Recon Technology, Ltd (the “Company”) and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 911,112 ordinary shares (the “Shares”), par value $0.0925 per share (the “Ordinary Shares”) in a registered direct offering and warrants to purchase up to 911,112 Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $2.1 million (the “Offering”) before deducting the placement agent’s fees and other estimated offering expenses.

The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $2.25. The warrants will expire 5.5 years from the date of issuance. The purchase price for each Share and the corresponding warrant is $2.25. Each warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. The warrants contain a mandatory exercise right for the Company to force a cash exercise of the warrants if the volume weighted average price of the Ordinary Shares trade at or above 200% of the purchase price per Share in the Offering (or $4.50) for 30 consecutive trading days commencing six (6) months after May 26, 2020.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares (or Ordinary Shares equivalents) until the earlier of (i) thirty (30) calendar days following the date when the Resale Registration Statement (as defined below) is declared effective, or (ii) seven (7) months following May 21, 2020 subject to certain exceptions including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition. The Company also agreed in the Purchase Agreement that it would file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (or such other form as the Company is then eligible to use) (the “Resale Registration Statement”) as soon as practicable (and in any event within 45 calendar days of the closing of the Offering) providing for the resale by the Purchasers of the Ordinary Shares issuable upon exercise of the warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and capital expenditure purposes. The Offering was closed on May 26, 2020.

The Company also entered into a placement agency agreement dated May 7, 2020 (the “Placement Agency Agreement”) with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain accountable expenses, including for fees and expenses related to legal expenses limited to $45,000 and for $10,000 in non-accountable expenses.

The Placement Agent has required that the officers and directors of the Company enter into lock-up agreements (each a “Lock-Up Agreement”) pursuant to which these persons have agreed that, without the prior consent of the Placement Agent, they will not, for a period of 90 days following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during the lock-up period.

A copy of the Placement Agency Agreement, form of the Purchase Agreement, form of warrant, and form of Lock-Up Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, the form of warrant, and the form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On May 22, 2020, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman counsel Campbells is attached hereto as Exhibit 99.6.

The sale and offering of the Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-234660), which became effective on November 26, 2019 (the “Registration Statement”). The warrants and Ordinary Shares underlying the warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Dissolution of Recon Technology Co., Limited

The Company dissolved its wholly owned subsidiary Recon Technology Co., Limited (“Recon HK”) on May 15, 2020. It was incorporated in Hong Kong. Recon HK had no assets or liabilities and had no operations as of December 31, 2019.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC
99.2	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers
99.3	Form of Warrant
99.4	Form of Lock-Up Agreement
99.5	Press Release dated May 22, 2020
99.6	Legal Opinion of Campbells

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: May 26, 2020